Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	September 30, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	**99.770**	**168.447**
Accounts receivable		
Accounts receivable - Net	62.252	56.548
Other accounts receivable	42.806	23.750
Prepaid expenses and others current assets	10.087	11.653
Total current assets	214.915	260.398
Property, machinery and equipment	830.676	806.911
Cumulative Depreciation	(137.800)	(124.396)
Property, machinery and equipment - Net	692.876	682.515
Other assets	57.784	47.821
Deferred taxes	97.276	97.276
Total assets	1,062.851	1,088.010
Current liabilities:		
Bank loans and current maturities of long-term liabilities	16.419	21.063
Sale of accounts receivable	16.306	14.976
Suppliers	29.930	33.039
Other accounts payable and accrued expenses	54.222	38.827
Total current liabilities	116.877	107.905
Long-term liabilities:		
Bank loans	62.865	64.795
Trust certificates debt	653.605	615.609
Sale of accounts receivable	90.116	101.035
Other long-term liabilities	27.760	27.483
Total long-term liabilities	834.346	808.922
Total liabilities	951.223	916.827
Stockholders´ equity		
Common stock	114.058	114.058
Retained earnings	20.435	82.117
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(11.573)	(13.312)
	105.163	165.106
Minority interest	6.465	6.077
Total stockholders´ equity	111.628	171.183
Total liabilities and stockholders´ equity	1,062.851	1,088.010

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Operations*
- millions of dollars -

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Ports	0.924	1.343	3.772	5.578
Maritime	49.171	52.602	151.308	151.687
Logistics	22.900	36.656	68.617	106.027
Corporate and others	1.700	4.849	5.709	10.836
Eliminations	(0.098)	(0.091)	(0.298)	(0.292)
Revenue from freight and services	**74.597**	**95.359**	**229.108**	**273.836**
Ports	(0.987)	(1.481)	(3.189)	(4.454)
Maritime	(27.813)	(37.491)	(90.206)	(106.116)
Logistics	(26.069)	(38.715)	(75.159)	(109.291)
Corporate and others	(2.574)	(5.195)	(7.374)	(11.269)
Eliminations	0.098	0.091	0.298	0.292
Cost of freight and services	**(57.345)**	**(82.791)**	**(175.630)**	**(230.838)**
Ports	(0.177)	(0.208)	(0.566)	(0.645)
Maritime	(6.853)	(4.782)	(20.499)	(12.282)
Logistics	(1.790)	(0.940)	(4.371)	(3.301)
Corporate and others	(0.002)	0.001	(0.011)	(0.013)
Depreciation of vessels and equipment	**(8.822)**	**(5.929)**	**(25.447)**	**(16.241)**
Corporate expenses	(4.035)	(6.147)	(11.359)	(14.736)
Ports	(0.240)	(0.346)	0.017	0.479
Maritime	14.505	10.329	40.603	33.289
Logistics	(4.959)	(2.999)	(10.913)	(6.565)
Corporate and others	(0.876)	(0.345)	(1.676)	(0.446)
Other (expenses) income - Net	(0.599)	(1.408)	(1.834)	(1.024)
Operating Income	**3.796**	**(0.916)**	**14.838**	**10.997**
Financial (expenses) income - Net	(21.028)	(18.321)	(67.858)	(43.007)
Exchange gain (loss) - Net	17.967	32.051	(7.434)	21.663
Net financial cost	**(3.061)**	**13.730**	**(75.292)**	**(21.344)**
Gain (loss) before taxes	**0.735**	**12.814**	**(60.454)**	**(10.347)**
(Provision) benefit for taxes	(0.245)	1.155	(0.647)	(0.305)
Net income (loss) for the period	**0.490**	**13.969**	**(61.101)**	**(10.652)**
Attributable to:				
Minority interest	0.559	(0.082)	0.581	0.482
Equity holders of GTMM, S.A.B.	**(0.069)**	**14.051**	**(61.682)**	**(11.134)**
Weighted average outstanding shares (millions)	**55.227**	**55.956**	**55.227**	**56.518**
Income (loss) earnings per share (dollars / share)	(0.00)	0.25	(1.12)	(0.20)
Outstanding shares at end of period (millions)	**55.227**	**55.252**	**55.227**	**55.252**
Income (loss) earnings per share (dollars / share)	(0.00)	0.25	(1.12)	(0.20)

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended September 30,		Year ended September 30,	
	2009	**2008**	**2009**	**2008**
Cash flow from operation activities:				
Net Income (loss) before discontinuing operations	0.490	13.969	(61.101)	(10.652)
Charges (credits) to income not affecting resources:				
Depreciation & amortization	13.283	8.674	37.545	25.909
Other non-cash items	5.901	(12.476)	71.036	32.515
Total non-cash items	19.184	(3.802)	108.581	58.424
Changes in assets & liabilities	(9.147)	(31.437)	(22.070)	(59.421)
Total adjustments	10.037	(35.239)	86.511	(0.997)
Net cash provided by (used in) operating activities	10.527	(21.270)	25.410	(11.649)
Cash flow from investing activities:				
Proceeds from sales of assets	4.383	0.489	11.835	1.008
Payments for purchases of assets	(14.794)	(196.136)	(53.537)	(298.137)
Common stock decrease of subsidiaries	(0.202)		(0.202)	(0.490)
Dividends from non-consolidated subsidiaries		1.001	0.643	1.001
Net cash used in investment activities	(10.613)	(194.646)	(41.261)	(296.618)
Cash flow provided by financing activities:				
Short-term borrowings (net)		(2.277)	(0.939)	0.249
Sale (repurchase) of accounts receivable (net)	(7.222)	(7.240)	(21.667)	(21.777)
Repayment of long-term debt	(7.300)	0.615	(40.490)	(56.248)
Proceeds from issuance of long-term debt	8.832	426.404	8.832	628.815
Acquisition of treasury shares, net		(1.367)		(2.208)
Net cash (used in) provided by financing activities	(5.690)	416.135	(54.264)	548.831
Exchange losses on cash	(2.609)	(11.058)	1.438	(11.058)
Net (decrease) increase in cash	(8.385)	189.161	(68.677)	229.506
Cash at beginning of period	108.155	92.580	168.447	52.235
Cash at end of period	99.770	281.741	99.770	281.741

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.





Third-Quarter 2009
Financial and Operational Review

October 29, 2009

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

◆ Jose Serrano, Chairman and CEO

◆ Fernando Sanchez, President

◆ Jacinto Marina, Chief Financial Officer

◆ Luis Ocejo, Maritime and Ports

Consolidated Operating & Financial Results

Revenue*



-21.8%

-16.3%

$95.4 $74.6

$273.8 $229.1

3Q 08 3Q 09 9M 08 9M 09

Operating Profit*



$4.7 million

34.5%

-$0.9 $3.8

$11.0 $14.8

3Q 08 3Q 09 9M 08 9M 09

Operating Margin



6.1 percentage points

2.5 percentage points

-1.0% 5.1%

4.0% 6.5%

3Q 08 3Q 09 9M 08 9M 09

*All numbers in US$ Millions

Consolidated Operating & Financial Results



Corporate Expenses*

- ◆ Q309- As part of organizational restructuring and to further reduce costs eliminated TMM Global Logistics
  - • Significant decline in international and domestic trade in LTM

*All numbers in US$ Millions

Consolidated Operating & Financial Results

EBITDA*



	3Q 08	3Q 09		9M 08	9M 09
	$7.8	$17.1		$36.9	$52.4

119.2%

42.0%

*All numbers in US$ Millions

6

Maritime



*All numbers in US$ Millions

Maritime



Revenue 9M 2009

- Offshore Vessels: $28.6
- Chemical Tankers: $8.4
- Harbor Towage: $2.7
- Product Tankers: $9.5

Gross Profit 9M 2009

- Offshore Vessels: $37.7
- Chemical Tankers: $0.7
- Harbor Towage: $3.4
- Product Tankers: $2.8

◆ **Offshore revenue, gross profit up**

- More average vessels in operation : +4 in Q3 09 and +4 in 9M 09
- Higher average daily rates

◆ **Product tankers revenue, gross profit down**

- Less average vessels in operation: -2 in Q3 09 and -1 in 9M 09
- Lower average daily rates

◆ **Chemicals revenue down due to lower volumes, gross profit up $0.8 million due to reduced costs**

◆ **Harbor Towage revenue down due to reduced vessel calls and depreciation of peso vs. dollar in 9M 09 over 9M 08**

Maritime EBITDA

EBITDA*



Run Rate EBITDA*



*All numbers in US$ Millions

Four New Long-Term Contracts

◆ **Offshore vessels**

- 1 new vessel began 5-year contract in mid-August

- 1 new vessel began 5-year contract in mid-October

- 1 new vessel to begin 5-year contract in early November

◆ **Product tankers**

- 1 vessel began 5-year contract in mid- August



TMM's Maritime Fleet



Chemical Tankers
Gulf of Mexico inter-coastal services
Fleet: 2 owned and 2 time-charters

Offshore Services
Campeche Sound
Fleet: 31 owned & 1 time -charter

Harbor Towage
Services at Manzanillo
Fleet: 5 owned

Product Tankers
Mainly serving Pacific coast & Gulf of Mexico
Fleet: 5 owned

Offshore and Product Tanker Fleet
Data Snapshot

Offshore Fleet Data Snapshot *

	Q308	Q309
Revenue Available Days	2,128	2,568
Average Vessels	25	29
Utilization	91.2%	96.5%

Product Tanker Fleet Data Snapshot

	Q308	Q309
Revenue Available Days	739	497
Average Vessels	8	6
Utilization	99.0%	90.0%

* Offshore Fleet: 64 dry dock days in Q308 vs. 42 days in Q309

Ports

◆ Revenue down 32.1% in 9M 09

◆ Operating profit down $0.5 million in 9M 09

◆ Acapulco

- Decreased revenues and volumes result of reduced auto exports to South America and Japan

- Reduced cruise ship calls



Grupo TMM

Logistics

◆ **Weak Mexican economic conditions negatively impacted revenue and profit in 9M 09:**

- Total production of automobiles decreased 37.7% in 9M 09 over 9M 08

- Total trade decreased $91.5 billion January-August 2009 over same period 2008

- Annualized inflation of 4.9% in September

- Unemployment of 7.6% in August

◆ **Trucking, auto hauling and warehousing revenues and profit affected by**

- Reduced volumes due to lower demand for consumer goods, retail and auto parts

- Depreciation of peso vs. dollar in 9M 09 over 9M 08

- $2 million book loss from sale of non-strategic assets

Total Net Debt

	As of June 30, 2009*	As of September 30, 2009*
Mexican Trust Certificates	$666.2	$658.8
Securitization Facility	109.6	106.4
Other Corporate Debt	71.8	74.1
Total Debt	**$847.6**	**$839.3**
Cash and reserves	108.2	99.8
Total Net Debt	**$739.4**	**$739.5**

◆ At September 30, total net debt remained constant compared to June 30, even though maritime assets increased

◆ From June to September, cash and reserves lower due to purchase of maritime assets

◆ Of TMM's total debt, only 3.9%, or $32.7 million is short-term debt, including net interests

Exchange Rate: 13.18 pesos/dollar at June 30, 2009 and 13.55 pesos/dollar at September 30, 2009
US$ Millions

Debt Restructuring & Sale of Logistics

◆ Hoped to have actions completed by today's call :

- • In final stages to reach agreement to refinance this debt despite the global credit markets, Mexican economy and Mexican regulations

- • Necessary for TMM's renewed growth and improved shareholder returns

◆ Completion of restructuring will allow sale of non-productive and non- strategic assets and operations

Debt Restructuring & Sale of Logistics

◆ Debt restructuring and subsequent sale of non- productive and non- strategic assets and operations, will:

- De-lever the Company

- Ease financial costs

- Increase financial flexibility

- Improve TMM's operating profit

- Create positive free cash flow in 2010

- Strengthen balance sheet

- Improve shareholders' value

- Position Company for long-term growth and profitability





Third-Quarter 2009
Financial and Operational Review

October 29, 2009